FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: August 2008	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6
(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
This report on Form 6-K and the exhibits 99.1 and 99.2 hereto are incorporated by reference into the Registration Statement on Form F-3 (File No. 333-148054).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
	By:	/s/ Russel C. Robertson
		Name:	Russel C. Robertson
		Title:	Interim Chief Financial Officer

	By:	/s/ Blair F. Morrison
		Name:	Blair F. Morrison
Date: August 26, 2008		Title:	Vice-President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Quarter 2008 Management’s Discussion and Analysis of Results of Operations and Financial Condition

99.2	Third Quarter 2008 Consolidated Financial Statements